

July 26, 2012

Via E-mail
Mr. Daniele Brazzi, President
Great Wall Builders LTD.
Via Kennedy 16/a Cap 40069
Bologna, Italy

> **Re:** **Great Wall Builders LTD**
> **Form 8-K**
> **Filed April 11, 2012**
> **Form 8-K**
> **Filed July 2, 2012**
> **Form 8-K Amendment**
> **Filed July 24, 2012**
> **File No. 333-153182**

Dear Mr. Brazzi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed April 11, 2012

1. In Note 7 to your March 31, 2012, financial statements included in a Form 10-Q, you state "On March 28, 2012 the Company completed the acquisition of assets of DPOLUTION International, Inc." You also state "the acquisition is expected to close on May, 2012." In the Form 8-K filed on April 11, 2012, you state that "On March 28, 2012, the Company issued restricted shares of common stock pursuant to the Agreement and completed the acquisition of the assets described in the Agreement." You also state you are no longer a shell company and are providing the information required by Form 10.

Please explain why the Form 8-K filed on April 11, 2012, did not include the financial statements of DPLUTION International, Inc. pursuant to Items 2.01, 5.06, and 9.01(c) of Form 8-K. Also, please explain how your Form 10-Q filed on May 21, 2012, reflects the reverse merger and the issuance of the 27,306,793 restricted shares issued on March 28, 2012, reported under Item 3.02 of your Form 8-K filed on April 11, 2012. Refer also to our letter dated June 13, 2012, regarding the Form 8-K.

Form 8-K amendment filed July 24, 2012

Item 4.01 Changes in Registrant's Certifying Public Accountant

2. We read that you have requested a letter from your former accountants indicating their agreement with your disclosures. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in an amended Form 8-K that you are unable to obtain the letter.

3. Please provide a correspondence with your amended filing that addresses the bullet point items that were requested at the end of our letter dated July 6, 2012.

Item 4.02 Non-Reliance on Previously Issued Financial Statements…

4. As previously requested, please amend your report to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).

You may contact Mindy Hooker at (202) 551-3732, Ernest Greene at (202) 551-3733 or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief

Cc: James B. Parsons
Parsons/Burnett/Bjordahl/Hume, LLPO